Exhibit 99.1

INSTINCT BIO Provides Operational Update on Indonesia Growth Platform and Product Development Initiatives

Follow-up to the Company’s July 29, July 30 and August 10, 2026 announcements

NEW YORK and TOKYO, September 4, 2026 (GLOBE NEWSWIRE) — INSTINCT BIO TECHNICAL COMPANY HOLDINGS INC. (Nasdaq: BIOT) (“Instinct Bio” or the “Company”) today provided an operational update on the initiatives previously announced on July 29, July 30 and August 10, 2026, relating to its GENRÊVER CLINIC platform in Indonesia and its product development collaborations with Invitrx Therapeutics, Inc. (“INVITRX”) and PT PARVA CANDELA (“PARVA”).

Operational Highlights

•	The Company has secured a 213 m² premises in the Gandaria district of South Jakarta for its first planned GENRÊVER CLINIC site, and interior construction activities have commenced. Subject to construction progress, permitting, and operational readiness, the Company is targeting an opening by the end of December 2026.

•	The Company has finalized preliminary subscription pricing tiers for the Jakarta clinic at monthly rates of US$400, US$1,000 and US$3,000 per customer. Treatment availability will be subject to membership terms, physician assessment, scheduling capacity, and applicable regulatory requirements.

•	The Company and INVITRX have identified an initial GENRÊVER-branded cosmetic product line-up for potential manufacture in the United States, currently targeted to commence within 2026, subject to final formulation, manufacturing scheduling, regulatory considerations, and related commercial arrangements.

•	The Company and PARVA have identified two initial cosmetic product candidates for the Indonesian market under the GENRÊVER and HAKUA brands — a premium UV cream and a moisturizing gel incorporating HA4 low-molecular-weight hyaluronic acid technology. Production is targeted to commence within 2026, subject to product development completion, regulatory compliance, and manufacturing readiness.

Additional Information. Further detail regarding the GENRÊVER CLINIC site and subscription structure, the product candidates described above, and the full text of the underlying announcements is available in the News & IR section of the Company’s website at https://instinct-biot.com/news.

Management Commentary

Tomoki Nagano, Chief Executive Officer of Instinct Bio, stated: “During the past several weeks, we have progressed site development activities in Jakarta and continued product planning discussions with our manufacturing collaborators in the United States and Indonesia.

About Instinct Bio

INSTINCT BIO TECHNICAL COMPANY HOLDINGS INC. (Nasdaq: BIOT) is a biotechnology company focused on regenerative medicine, wellness-related technologies, and therapeutic platform development. Website: https://instinct-biot.com/

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the anticipated opening and operation of the Jakarta clinic, expected subscription offerings, product development activities, potential manufacturing timelines, and the Company’s collaborations with INVITRX and PARVA. These statements are based on current expectations and are subject to risks and uncertainties, many beyond the Company’s control, including construction delays, permitting and regulatory developments, product development outcomes, manufacturing and supply chain constraints, market conditions, the negotiation of definitive agreements, customer acceptance, and other risks described in the Company’s filings with the U.S. Securities and Exchange Commission. Actual results may differ materially, and readers are cautioned not to place undue reliance on these statements, which speak only as of the date hereof. Except as required by applicable law, the Company undertakes no obligation to update them.

Contact Information

INSTINCT BIO TECHNICAL COMPANY HOLDINGS INC.

Email: ir@instinct-bro.com

Website: https://instinct-biot.com/